                                                                    EXHIBIT 99.1
PRESS
INFORMATION                                                  SAP LOGO


FOR IMMEDIATE RELEASE

                      Contact:  Kevin S. McKay
                                SAP America
                                001-610-355-4060
                                 -or-
                                Gundolf Moritz
                                SAP AG
                                0049-6227-7-44872
                                 -or-
                                James P. Prout
                                Taylor Rafferty Associates
                                001-212-889-4350

SAP REPORTS FIRST-HALF SALES GROWTH OF 17% TO EUR 2.34 BILLION

WALLDORF, GERMANY -- JULY 20, 1999-- SAP AG (NYSE: SAP) today announced that its sales for the first half of 1999 grew 17% to EUR 2.34 billion from EUR 2.0 billion in the same period last year. Net income in the first half was down 4% to EUR 240 million (1998: EUR 250 million), while income before income taxes fell 5% to EUR 420 million (1998: EUR 441 million).

Second quarter revenues rose 13% to EUR 1.26 billion (1998: EUR 1.11 billion). Net income in the quarter decreased 7% to EUR 142 million (1998: EUR 152 million) and income before income taxes fell 7% to EUR 248 million (1998: EUR 268 million).

"Considering the tremendous impact of the Internet on the market for business software, we are satisfied with our first half performance" said Hasso Plattner, Co-Chairman and CEO of SAP AG, "We are well prepared for these changes and are moving quickly to seize the opportunities created by the Internet."

STRONGEST GROWTH IN EUROPE

The region comprising Europe, the Middle East and Africa (EMEA) showed the strongest revenue growth in the first half with an increase of 25% to EUR 1.15 billion (1998: EUR 920 million). In the Americas, revenues rose 11% to EUR 969 million (1998: EUR 872 million); at 1998 exchange rates, this rise would have amounted to 16%. Sales in the Asia Pacific (APA) region were up 5% to EUR 214 million (1998: 204 million). If exchange rates had remained constant, the overall sales growth rate of 17% would have been 2 percentage points higher.


SAP AKTIENGESELLSCHAFT            CORPORATE COMMUNICATIONS  Phone: +49.62 27.7.4 6311
Systems, Applications, Products   Neurottstrasse 16         Fax:   +49.62 27.7.4 6331
in Data Processing                69190 Walldorf, Germany   Homepage: http://www.sap.com
                                                            E-mail: press@sap-ag.de

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"We are particularly pleased with our performance in Europe in the first half," said Henning Kagermann, Co-Chairman and CEO of SAP
AG. "We are confident that our increasing focus on customized solution projects and our comprehensive cost controls should enable us to achieve our 1999 targets."

Product revenues rose 4% to EUR 1.35 billion (1998: EUR 1.30 billion) in the first half and again amounted to the largest share of total sales. Product sales figures for the first half broke out as follows: software revenue, which consists of license sales and sales of new software releases was lower by 3% to EUR 1.08 billion; service-related maintenance revenues grew 42% to EUR 272 million. Consulting revenues in the first half showed even stronger growth, increasing 57 % to EUR 741 million (1998: EUR 471 million). Training revenues grew 9% to EUR 216 million (1998: EUR 199 million). Product revenues accounted for 58% of total sales, compared to 65% in the first half of 1998.

Kevin McKay, CEO and President of SAP America, said, "We expect momentum to continue to build into the second half of 1999 based upon the introduction of our mySAP.com offerings and increased demand for SAP's R/3 and New Dimension products as the year 2000 issue remits."

STRENGTHENING MARKET LEADERSHIP WITH mySAP.com

Together with the release of its half year results, SAP has released significant news on its system mySAP.com.

"mySAP.com is the foundation for SAP to strengthen its market leadership on a long-term basis through an aggressive focus on the Internet," said Hasso Plattner, Co-Chairman and CEO of SAP AG, "Our customers are already profiting from the superior technology and business expertise embodied in SAP's solution packages. This knowledge will form the basis for our future growth."

SECOND-QUARTER HIGHLIGHTS

Highlights from the second quarter include:

o The second version of the Business Information Warehouse (SAP BW) became available at the end of March. To date approximately 700 systems have been delivered worldwide. Roughly 10% of these customers are live with BW. Eastman Kodak, Pirelli Informatica and Mitsubishi Corporation are among the first customers deploying this business process analysis software.

o SAP Knowledge Warehouse, SAP's knowledge management software and training solution, has already been shipped to 350 customers. Version 4 of Knowledge Warehouse will presumably be available by mid September.




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     Among SAP customers using the products are Compaq, John Deere and Pfleiderer.

o SAP shipped the new SAP Business-to-Business-Procurement (SAP B2B Procurement) Internet enabled solution at the end of March. Customers that have opted for SAP software to manage their Internet purchasing transactions include Lockheed Martin and Anheuser-Busch.

o SAP's APO -- the solution for controlling and optimizing supply chains that became available at the end of 1998 -- has now been sold to 190 customers worldwide. Wacker Siltronic and Eastman Chemical are among the first corporations to have gone live with the SAP Advanced Planner and Optimizer (SAP APO). The enhanced 2.0 version of SAP APO will start shipping in October.

o With the availability of the SAP Internet Pricing and Configurator, a key component for electronic commerce and customer relationships management, SAP has synchronized its Customer Relationship Management application with its comprehensive mySAP.com Internet strategy. First customers are already implementing CRM business scenarios among them Viega and Zeneca.




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KEY FIGURES AT A GLANCE (IN EUR MILLIONS)

SAP Group


------------------------------------------------------------------------------
                                 1ST HALF 1999  1ST HALF 1998  CHANGE   %CHANGE
------------------------------------------------------------------------------
Revenues                                 2,336      1,996        +340     +17
Income before income taxes                 420        441         -21      -5
Net income                                 240        250         -10      -4
------------------------------------------------------------------------------
Headcount
(June 30)                               20,880     16,976      +3,904     +23
------------------------------------------------------------------------------
- of which in Germany                    8,275      6,805      +1,470     +22

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 1998 filed with the SEC on May 18, 1999. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-twelfth of a preference share, trade on the New York Stock Exchange under the symbol 'SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com.


                                     # # #




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                                     - 5 -



CONSOLIDATED INCOME STATEMENTS (IN EUR MILLIONS) 2ND QUARTER 1999
-----------------------------------------------------------------
SAP Group



                                             Q2 1999     Q2 1998      D
-------------------------------------------------------------------------------
Product revenue                                 736          726        1%
   Consulting revenue                           398          262       52%
   Training revenue                             106          107       -1%
Service revenue                                 504          369       37%
Other revenue                                    20           19        5%
-------------------------------------------------------------------------------
TOTAL REVENUE                                 1,260        1,114       13%
-------------------------------------------------------------------------------
Cost of product                                -107          -79       35%
Cost of service                                -417         -305       37%
Research and development                       -170         -152       12%
Sales and marketing                            -278         -265        5%
General and administration                      -59          -53       11%
Other income/expenses, net                       -6           -4       50%
-------------------------------------------------------------------------------
TOTAL OPERATING EXPENSE                      -1,037         -858       21%
-------------------------------------------------------------------------------
OPERATING INCOME                                223          256      -13%
-------------------------------------------------------------------------------
Other non-operating income/
expenses, net                                    -7            7     -200%
Finance income, net                              32            5      540%
-------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                      248          268       -7%
-------------------------------------------------------------------------------
Income taxes                                   -105         -116       -9%
Minority interest                                -1            0      n.a.
-------------------------------------------------------------------------------
NET INCOME                                      142          152       -7%
-------------------------------------------------------------------------------
DSO (IN DAYS)                                   108          102
----------------------------------------------------------------




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CONSOLIDATED INCOME STATEMENTS (IN EUR MILLIONS) 1ST HALF 1999
--------------------------------------------------------------
SAP Group



                                            H1 1999      H1 1998     CHANGE
-------------------------------------------------------------------------------
Product revenue                               1,351        1,301          4%
  Consulting revenue                            741          471         57%
  Training revenue                              216          199          9%
Service revenue                                 957          670         43%
Other revenue                                    28           25         12%
-------------------------------------------------------------------------------
TOTAL REVENUE                                 2,336        1,996         17%
-------------------------------------------------------------------------------
  Cost of product                              -203         -156         30%
  Cost of service                              -806         -568         42%
  Research and development                     -308         -260         18%
  Sales and marketing                          -503         -469          7%
  General and administration                   -101         -101          0%
  Other income/expenses, net                    -18          -16         13%
-------------------------------------------------------------------------------
TOTAL OPERATING EXPENSE                      -1,939       -1,570         24%
-------------------------------------------------------------------------------
OPERATING INCOME                                397          426         -7%
-------------------------------------------------------------------------------
Other non-operating income/
expenses, net                                   -13            7       -286%
Finance income, net                              36            8        350%
-------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                      420          441         -5%
-------------------------------------------------------------------------------
Income taxes                                   -179         -191         -6%
Minority interest                                -1            0        n.a.
-------------------------------------------------------------------------------
NET INCOME                                      240          250         -4%
-------------------------------------------------------------------------------
DSO (IN DAYS)                                   108          102
----------------------------------------------------------------




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CONSOLIDATED BALANCE SHEET (IN EUR MILLIONS) 1ST HALF 1999
SAP Group


ASSETS
                                               06/30/1999     12/31/1998
------------------------------------------------------------------------
Intangible Assets                                      97             75
------------------------------------------------------------------------
Property, plant and equipment                         728            645
------------------------------------------------------------------------
Financial Assets                                      263            184
------------------------------------------------------------------------
FIXED ASSETS                                        1,088            904
------------------------------------------------------------------------
Inventories/ Accounts receivable
and other assets                                    1,813          1,676
------------------------------------------------------------------------
Liquid assets                                         654            670
------------------------------------------------------------------------
CURRENT ASSETS                                      2,467          2,346
------------------------------------------------------------------------
DEFERRED TAXES                                        225            114
------------------------------------------------------------------------
PREPAID EXPENSES AND DEFERRED CHARGES                  71             21
------------------------------------------------------------------------
TOTAL ASSETS                                        3,851          3,385
------------------------------------------------------------------------


SHAREHOLDERS' EQUITY AND LIABILITIES
                                               06/30/1999     12/31/1998
------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                1,968          1,818
------------------------------------------------------------------------
MINORITY INTEREST                                       9              7
------------------------------------------------------------------------
RESERVES AND ACCRUED LIABILITIES                      657            653
------------------------------------------------------------------------
OTHER LIABILITIES                                     678            600
------------------------------------------------------------------------
DEFERRED INCOME                                       539            307
------------------------------------------------------------------------
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES          3,851          3,385
------------------------------------------------------------------------